UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 21, 2016

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No    ☒

Loan Facility Agreement

On September 19, 2016, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) announced that Navios Holdings and Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into a loan agreement (the “Loan Facility Agreement”) pursuant to which Navios Acquisition provided a secured loan facility of up to $70.0 million to Navios Holdings (the “Loan Facility”). A copy of the Loan Facility Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference. A copy of the press release announcing the Loan Facility is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, the Registration Statements on Form S-8, File No. 333-147186 and 333-202141 and the Company’s Offer to Exchange and Consent Solicitation Statement dated September 19, 2016 filed as Exhibit (a)(1)(A) to its Schedule TO filed on September 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: September 21, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Loan Facility Agreement for a Loan Facility of up to $70.0 million, dated as of September 19, 2016, by and between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation.

99.1	Press Release, dated September 19, 2016: Navios Maritime Holdings Inc. Obtains $70 Million Secured Loan